Exhibit 99.1

19 April 2024

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company” or, together with its subsidiaries, the “Group”)

Preliminary Results for the Year Ended 31 December 2023

Biodexa Pharmaceuticals PLC (NASDAQ: BDRX), a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain, announces its audited preliminary results for the year ended 31 December 2023.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programmes include tolimidone, under development as a novel agent for the treatment of type 1 diabetes and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements or information (collectively, forward-looking statements). Biodexa hereby provides cautionary statements identifying important factors that could cause the actual results to differ materially from those projected in the forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “may”, “is expected to”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties and other factors many of which are beyond the control of Biodexa, that could influence actual results include, but are not limited to: a limited operating history; regulatory risks; substantial capital and liquidity requirements; financing risks and dilution to shareholders; competition; reliance on management and dependence on key personnel; conflicts of interest of management; exposure to potential litigation, and other factors beyond the control of Biodexa.

Forward looking statements are based on estimates and assumptions made by management in light of their experience of historical trends, current conditions and expected future developments, as well as factors that are believed to be appropriate. Such factors include, among others, Biodexa’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market Biodexa’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned to not place undue reliance on such forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, Biodexa undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the US Securities and Exchange Commission after the date of this announcement. As a result of these factors, we cannot assure you that the forward-looking statements in this announcement will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

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INTRODUCTION

Headquartered in Cardiff, UK, with its American Depositary Shares (“ADSs”) quoted on the NASDAQ exchange in the US, Biodexa is a clinical-stage biotechnology company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs including Type 1 diabetes and rare / orphan brain cancers. The Company de-listed from the AIM market as of 26 April 2023.

STRATEGY

In the course of seeking additional funding for the Company, it became clear that raising significant funds for a drug delivery platform company was going to be difficult, if not impossible, in the then prevailing financial markets. Accordingly, we decided to re-position the Company as a therapeutics company and began looking for assets to complement our MTX110 programmes.

Following the re-positioning of the Company, our priorities for 2024 reflect our modified strategy as follows:

Strategic Imperatives	Progress in 2023	Priorities for 2024

Advance our clinical -stage assets through to proof-of-concept data

We announced the completion of recruitment into Cohort A of our MAGIC-G1 study of MTX110 in patients with recurrent glioblastoma (rGBM).

In an Investigator Initiated Trial, Columbia University completed recruitment of a Phase I study of MTX110 in patients with Diffuse Midline Glioma (DMG).

In respect of our Phase I study in rGBM, deliver interim safety and efficacy data (in the form of Progression Free Survival data) in respect of Cohort A patients and begin recruitment of Cohort B patients.

Initiate recruitment of a Phase IIa dose confirmation study of tolimidone in Type 1 diabetes patients.

Seek an IND from FDA to commence a Phase II study of MTX110 in DMG.

Develop and broaden our drug development pipeline

We in-licensed tolimidone, a Phase II ready asset with very substantial preclinical and toxicology data which has been studied in over 700 patients. In preclinical experiments, tolimidone showed potential to be disease modifying in Type 1 diabetes.

We initiated a new research programme, coded MTD217, to explore the potential for MTX110 in combination with an OXPHOS inhibitor for the treatment of Leptomeningeal Disease, a severe complication of solid cancers with metastasis in the leptomeningeal space of the CNS.

Generate in vitro data to support the disease modifying potential of tolimidone in Type 1 diabetes.

Generate in vitro and in vivo data to demonstrate the effectiveness of MTD217 in Leptomeningeal Disease models.

Seek additional pre-IND and/or clinical-stage assets to acquire or in-license.

Expand further our patent portfolio to cover new inventions and divisionals to strengthen existing patent families.

Provide a healthy and stimulating environment in which our staff members can continue to thrive	We have been compliant with ISO 9001 since 2014. Implement the new COSHH assessment procedures developed in 2023.

Continue to monitor third party advice and regulation to maintain a safe environment for our staff members.

Develop individualised learning programmes for staff members through participation in conferences, webinars and/or training programmes.

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BUSINESS MODEL

In order to make the Company more investable and secure additional financing, the Board decided to re-position the Company as a therapeutics (as opposed to drug delivery) company in early 2023. As a result, the delivery of proof-of-concept clinical data is the primary focus of our business model going forward.

Development

Our intention is to build a balanced portfolio of clinical-stage development assets, ideally with a focus on rare / orphan indications. Tolimidone, which was in-licensed in December 2023, is a Phase II ready asset which we intend to develop for Type 1 diabetes. MTX110 is currently in Phase I development for three rare / orphan brain cancers.

Our aim is to develop our clinical assets to proof of concept stage before securing partners to undertake the most expensive, later stage development.

Manufacturing

We do not intend to establish our own manufacturing capabilities. For clinical trial material we utilise GMP-certified contract manufacturers.

Commercialisation

Once proof-of-concept has been established, we intend to seek to license our products to a partner who would complete the clinical development and subsequently market and sell them in the licensed territory. In addition to reimbursement of development costs, the partner would be expected to make milestone payments based on sales targets and royalty payments.

Our development pipeline now includes five projects, four of which are at clinical stage, as follows:

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CLINICAL-STAGE ASSETS

Tolimidone

Tolimidone was originally discovered by Pfizer Inc. (“Pfizer”) and was developed through Phase II for the treatment of gastric ulcers. Pfizer undertook a broad pre-clinical program to characterise the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication in Phase II. Tolimidone is a selective activator of the enzyme Lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signalling cascade initiated by the binding of insulin to its receptor.

We intend to develop tolimidone for the treatment of Type-1 diabetes (“T1D”). As a Lyn kinase activator, tolimidone has been shown in preclinical experiments to have a role in beta cell survival and proliferation. If replicated in clinical studies, tolimidone could have the potential to be disease modifying and change the treatment paradigm for T1D. T1D affects approximately 8.4 million people worldwide and there are approximately 500,000 new diagnoses per annum.

As a first step in the planned continued clinical development of tolimidone, we intend to initiate a Phase IIa dose confirmation study to establish the optimum dose of tolimidone in patients with T1D. The Phase IIa study will be open-label in approximately 15 patients with T1D treated over a period of three months with endpoints of change in C-peptide levels, HbA1c and number of hyperglycaemic events.

MTX110

Using our MidaSolve technology in combination with panobinostat, an otherwise insoluble drug, MTX110 is designed for direct-to-tumour administration via a catheter system (Convection Enhanced Delivery, or "CED") thereby bypassing the blood-brain barrier and allowing for high drug concentrations and broader drug distribution in and around the tumour while simultaneously minimising systemic toxicity and other side effects. Panobinostat is currently marketed under the brand Farydak® which is used orally in combination therapy for the treatment of multiple myeloma. We are currently researching the utility of MTX110 to proof of concept stage in three indications:

Glioblastoma Multiforme (GBM):

GBM is the most common and aggressive form of brain cancer in adults, usually occurring in the white matter of the cerebrum. Treatments include radiation, surgical resection and chemotherapy although, in almost all cases, tumours recur. There are approximately 2-3/100,000(1) population diagnoses of GBM per annum. Survival with standard of care treatment ranges from approximately 13 months in unmethylated MGMT patients to approximately 30 months in highly methylated MGMT patients(2). Once it has recurred, median survival is 6.5 months(3).

During 2023 we completed recruitment of patients in the first cohort of a Phase I study to assess the utility of MTX110 in recurrent GBM. The Phase I study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery (CED) via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort received MTX110 only and the second cohort will also receive MTX110 but, at the option of the treating clinician, the catheter may be re-positioned once recurrence occurs.

Diffuse Midline Glioma (DMG), formerly known as Diffuse Intrinsic Pontine Glioma, or DIPG:

DMG tumours are located in the pons (middle) of the brain stem and are diffusely infiltrating. Occurring mostly in children, approximately 1,000 patients(4) worldwide are diagnosed with DIPG per annum and median survival is approximately 10 months(5). There is no effective treatment since surgical resection is not possible. The standard of care is radiotherapy, which transiently improves symptoms and survival. Chemotherapy does not improve survival and one likely reason is that many anti-cancer drugs cannot cross the blood-brain barrier to access the tumour.

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In October 2020, we reported the first-in-human study by the University of California, San Francisco (“UCSF”) of MTX110 in DIPG using a convection enhanced delivery (“CED”) system. The Phase I study established a recommended dose range for Phase II, a good safety and tolerability profile but also encouraging median survival data of 26 months in the seven patients treated.

An additional Phase I Investigator Initiated Trial by Columbia University is expected to report data in 2Q24. Thereafter, we intend to explore the possibility of seeking an IND for a Phase II study of MTX110 in DMG.

Medulloblastoma:

Medulloblastomas are malignant embryonal tumours that start in the cerebellum. They are invasive and, unlike most brain tumours, spread through the cerebrospinal fluid (“CSF”) and frequently metastasize to different locations in the brain and spinal cord. Treatments include resection, radiation and chemotherapy. Approximately 350 patients(6) are diagnosed with medulloblastoma per annum and 3,800 people are living with the disease in the US. The cumulative survival rate is approximately 60%, 52%, and 47% at 5 years, 10 years, and 20 years, respectively(7); however, recurrence is nearly always fatal with no established standard of care.

The University of Texas is undertaking a Phase I exploratory study in recurrent medulloblastoma patients using direct administration of MTX110 into the fourth ventricle, enabling it to circulate throughout the central spinal fluid.

PRECLINICAL ASSET

MTD217

Our programme is centred around a water-soluble drug formulation that can be easily infused or injected simultaneously, or sequentially, directly into the cancer microenvironment, disrupting metabolic functions in a highly localised manner and limiting off-target toxicity. Our initial target is treatment of leptomeningeal disease (“LMD”), a lethal complication in which metastatic cancer cells invade the cerebrospinal fluid and central nervous system. Approximately 5% of all cancer patients develop LMD and, with no effective treatments currently available, median overall survival is just three to six months post- diagnosis(8).

(1)	American Association of Neurosurgeons

(2)	Radke et al (2019). Predictive MGMT status in a homogeneous cohort of IDH wildtype glioblastoma patients. Acta Neuropathologica Communications 7:89 Online: https://doi.org/10.1186/s40478-019-0745-z

(3)	J Neurooncol. 2017; 135(1): 183–192
(4)	Louis DN, Ellison DW, et al. The 2016 World Health Organization Classification of Tumors of the Central Nervous System: a summary. Acta Neuropathol 2016; 131:803–820

(5)	Jansen et al, 2015. Neuro-Oncology 17(1):160-166
(6)	Aboian et al (2018). Neuro-Oncology Practice, Volume 5, Issue 4, December 2018

(7)	Smoll NR (March 2012). "Relative survival of childhood and adult medulloblastomas and primitive neuroectodermal tumors (PNETs)". Cancer. 118 (5): 1313–22

(8)	https://my.clevelandclinic.org/health/diseases/22737-leptomeningeal-disease

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CHIEF EXECUTIVE’S REVIEW

Introduction

With the backdrop of a continued difficult market for financing biotech companies, 2023 was again dominated by efforts to re-finance the Company and bring in additional clinical-stage assets into the development pipeline to diversify risk, enhance news flow and provide more opportunities for success.

R&D Update

Tolimidone

In December 2023 we were delighted to secure the global rights to develop and commercialise tolimidone. It is not often a company of Biodexa’s size and resources has an opportunity to in-license a Phase II ready product supported by very substantial preclinical data, that has been exposed to more than 700 patients and has demonstrated compelling preclinical data to support our chosen indication of T1D.

In T1D, the body’s immune system attacks pancreatic beta cells such that they can no longer produce insulin which is required to regulate plasma glucose levels. The causes of T1D are not fully understood and there is currently no cure. Patients with T1D are dependent on daily administration of insulin (via injection or infusion).

Tolimidone is a Lyn kinase activator and its potential utility in T1D was first demonstrated by several ground-breaking preclinical studies conducted at the University of Alberta, where Lyn kinase was identified as a key factor for beta cell survival and proliferation in in vitro and in vivo models. Tolimidone was shown to both prevent beta cell degradation and to stimulate beta cell proliferation.

As soon as we closed the in-license of tolimidone we began preparing for a Phase IIa dose confirming study which is expected to begin recruitment in the second quarter of 2024. The Phase IIa study will be open-label and include three doses with approximately 15 patients studied over three months with a follow up period. End points are expected to include C-peptide levels (a marker for insulin), HbA1c levels (a marker for plasma glucose) and number of severe hyperglycaemic events. Thereafter, we expect to follow up by a double-blind, placebo-controlled Phase IIb study in approximately 40-45 patients with similar clinical endpoints.

MTX110

In October 2023, we announced completion of recruitment of Cohort A of our ongoing open-label Phase I dose-escalation study which is designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by CED via implanted refillable pump and catheter. Because no drug-related adverse events were observed within the first 30 days from the start of treatment, the minimum number of four patients were recruited into Cohort A. Patient #1 received weekly infusions of 60µM of MTX110 and Patients # 2, 3 and 4 each received 90µM, the expected optimum dose. The study site reported 12 months of survival from the start of the treatment in the 1st patient (OS=12 months).

We initially began developing MTX110 for DMG, the ultra-rare, highly aggressive and inoperable form of childhood brain cancer. In February 2024 we announced the results of a Phase I study conducted by Columbia University Irving Medical Center. As this was the first ever study of repeated infusions to the pons via an implanted CED catheter, the primary objective of the study was safety and tolerability and, accordingly, the number of infusions was limited to two, each of 48 hours, 7 days apart. Nine patients were treated in the study (30 μM group, n=3; 60 μM group, n=4; 90 μM group (optimal dose), n=2). One patient in the 60 μM group suffered a severe adverse event assessed by the investigators as not related to the study drug but related to the infusion and tumour anatomy. Although the study was not powered to reliably demonstrate efficacy, median overall survival (OS) of patients in the study was 16.5 months.

We are also evaluating the utility of MTX110 in medulloblastoma in a pilot study at the University of Texas.

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MTD217

During the year we initiated a new preclinical programme, coded MTD217, to explore the simultaneous inhibition of two key metabolic pathways used by cancer cells to generate ATP. Blocking mitochondrial oxidative phosphorylation limits metabolic plasticity that enables cancer cells to adapt and survive. Our initial target for MTD217 is treatment of Leptomeningeal Disease, a lethal complication in which metastatic cancer cells invade the cerebrospinal fluid and central nervous system. In collaboration with a CRO, we developed a Leptomeningeal Disease in vivo model and awaiting results.

Financings

Private Placement, February 2023

On 15 February 2023 we raised $6.0 million before expenses through a Private Placement in the US of 3,250,200 Ordinary Shares (8,125 ADSs) and 62,184,525 Pre-funded Warrants (155,461 ADSs). We also issued to investors Series A Warrants exercisable into 12,931,200 Ordinary Shares (32,327 ADSs) and Series B Warrants exercisable into 19,396,400 Ordinary Shares (48,491 ADSs). We also issued Series A Warrants exercisable into 625,000 Ordinary Shares (1,562 ADSs) to a former investor in return for a waiver from an obligation under a prior financing. All of the Series A and Series B Warrants have been exercised.

Registered Direct Offering, May 2023

On 26 May 2023 we raised $3.3 million before expenses via a Registered Direct Offering in the US of 110,679,610 Ordinary Shares (279,999 ADSs). We also issued to investors Series C Warrants exercisable into 166,017,700 Ordinary Shares (415,044 ADSs) and Series D Warrants exercisable into 110,679,610 Ordinary Shares (279,699 ADSs). All of the Series C Warrants have been exercised. None of the Series D Warrants, exercisable at $16.00 per ADS, have been exercised. The Series D Warrants may be exercised at any time until May 2028.

Registered Offering, December 2023

In connection with Assignment and Exchange Agreement with Adhera Therapeutics, Inc and the in-license from Melior Pharmaceuticals I, Inc. of tolimidone, on 21 December 2023 we raised $6.0 million in an F-1 offering in the US of 435,544,800 Ordinary Shares (1,088,887 ADSs) and 1,911,176 Pre-funded Warrants (764,470,400 Ordinary Shares). We also issued to investors Series E Warrants exercisable into 1,200,025,200 Ordinary Shares (3,000,063 ADSs) and Series F Warrants exercisable into 1,200,025,200 Ordinary Shares (3,000,063 ADSs). None of the Series E Warrants or the Series F Warrants have been exercised. The Series E Warrants and the Series F Warrants are exercisable at $2.20 per ADS and expire in December 2024 and December 2028, respectively. In addition, because the Adhera Secured Noteholders, as a group, subscribed for $4.0 million in total of Class A and Class B Units in the offering, we paid a further $0.4 million in cash to Adhera and issued a further $3.0 million of our ADSs, valued at the Class A Offering Price, to the Adhera Secured Noteholders. This resulted in the issue of 49,836,400 ordinary shares (328,000 ADSs) and 550,163,200 pre-funded warrant ordinary shares (1,375,408 pre-funded warrant ADSs).

De-listing from AIM

Following shareholder approval at a General meeting on 24 March 2023, the Company was de-listed from the AIM market with effect from 26 April 2023. The Board decided to recommend cancelling the Company’s AIM listing for a number of reasons including: an increasingly smaller proportion of trading in the Ordinary Shares is conducted on AIM compared to NASDAQ ; improved liquidity through concentration of trading in the Company’s securities on a single market; and, the cost, management time commitment and the burden of complying with the AIM Rules and maintaining a quotation on AIM is duplicative of that for complying with the NASDAQ rules. In addition, as was demonstrated with the in-licensing of tolimidone, we intend to seek opportunities to expand our pipeline through the acquisition and / or in-licensing of additional development programmes. Given our market capitalisation, most transactions are likely to be deemed reverse takeovers under AIM rules, requiring suspension and re-listing via a new Admission Document which is both time-consuming and costly.

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Change of Name

Our intention is that re-positioning as a therapeutics company should represent a “fresh start” for the Company. To reflect this change the Company’s name was changed to Biodexa Pharmaceuticals PLC following a General Meeting on 24 March 2023.

Outlook

Taking into account the $15.3 million (gross) we raised in 2023, we have the resources to deliver two sets of preclinical data and three sets of clinical data in 2024. Our development pipeline now includes five programs, of which four are at clinical stage. With the pipeline stronger than it has ever been, we are enthusiastic about the potential for our Company in 2024 and beyond.

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FINANCIAL REVIEW

Introduction

Biodexa Pharmaceuticals PLC (the "Company") was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Financial analysis

Key performance indicators

	2023	2022	Change

Total gross revenue(1)	£0.38m	£0.70m	(46)%
R&D expenditure	£4.07m	£5.11m	(20)%
R&D as % of operating costs	48%	53%	n/a
Net cash inflow/(outflow) for the year	£3.14m	(£7.22m)	n/m

(1)	Total gross revenue represents collaboration income.

Revenue

In the year ended 31 December 2023, Biodexa generated consolidated total gross revenue of £0.38m (2022: £0.70m), a decrease of 46% on the prior year, this arose from customer revenue as in 2022. Customer revenue was derived entirely from the Group’s R&D collaboration agreements with Janssen in both years which has now ceased.

Research and development expenditure

Research and development costs were £4.07m, a reduction of £1.04m, or 20% on 2022 (2022: £5.11m). The percentage of R&D costs as a percentage of operating costs also reduced to 48% from 53% in the prior year. The reduction in the year reflects the Directors decision to reposition as a therapeutics company and to not expand our internal drug delivery platform, resulting in a reduction in pre-clinical expense of £0.87m. Personnel costs also reduced by £0.39m as a result of the cost reduction program in March 2023 where eight staff members were made redundant at a one-time cost of £105k. Expenditure on the MTX110 clinical program increased during the year by £0.41m offsetting in part the reduced expense on pre-clinical programs and staffing.

Administrative costs

Administrative costs in the year reduced by £0.2m to £4.34m (2022: £4.54m). During the year the Company expensed £1.31m on legal and professional fees in connection with the successful financing transactions in the year, the acquisition of the tolimidone licence in December 2023 and aborted acquisitions, this compares to £1.36m spent in 2022 on the aborted acquisition of Bioasis Technologies Inc (“Bioasis”). During the year the Company provided a loan to Adhera Therapeutics, Inc. (“Adhera”) of £0.08m, which was forgiven on completion of the acquisition of the global rights to develop and commercialise tolimidone in December 2023 transaction.

Staff costs

During the year, the average number of staff decreased to decreased to 21 (2022: 27), reflecting the cost reduction program undertaken in March 2023. Total staff cost reduced 19% to £2.06m (2022: £2.52m).

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Taxation

During 2023 and 2022 we recognized U.K research and development tax credits of £0.41m and £0.83m in respect of R&D expenditure incurred. The lower tax credit in the current year is due to the reduced R&D spend compared to 2022.

Capital expenditure

Purchase of tangible fixed assets in 2023 was £0.03m (2022: £0.06m) and related to investment in laboratory equipment. In addition, in December 2023, the Company purchased an intangible asset being the global rights to develop and commercialise tolimidone for total consideration of £2.94m, this was satisfied £0.24m in cash and £2.70m by the issue of ordinary shares and pre-funded warrants.

Cash flow

Net cash outflow from operating activities in 2023 was £6.83m (2022: outflow £7.05m) driven by a net loss of £7.08 (2022: loss £7.66m) and after negative movements in working capital of £0.05m (2022: positive £0.52m), taxes received of £0.84m (2022: £0.68m), and other net negative adjustments for non-cash items totalling £0.54m (2022: negative £0.59m).

Investing activities outflow in 2023 of £0.27m (2022: outflow of £0.22m) included purchases of property, plant and equipment of £0.03m (2022: £0.06m), purchase of tolimidone licence for total consideration of £2.94m including cash of £0.24m. These cash outflows are offset interest income from bank deposits of £0.07m (2022: £0.03m).

Financing activities inflow in 2023 of £10.23m (2021: inflow of £0.05m) was driven by receipts from share issues of £10.43m (2022: £0.24m). The other principal outflows related interest paid of £0.01m (2022: £0.02m) and payments on lease liabilities of £0.19m (2022: £0.18m).

As a result of the foregoing, net cash inflow for the year was £3.14m (2022: outflow of £7.22 m).

Share consolidation and ADS Ratio

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company’s Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing 5 Ordinary Shares.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 ‘B’ Deferred Shares of £0.001 each. The ‘B’ Deferred Shares have limited rights and are effectively valueless.

On 5 July 2023 the Company affected a change in the ratio of the Company’s Ordinary Shares from each ADS representing 5 Ordinary Shares to each ADS representing 400 Ordinary Shares.

Going Concern – material uncertainty

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2023, the Group incurred a consolidated loss for the year of £7.08m and negative cash flows from operations of £6.83m. As of 31 December, 2023, the Group had an accumulated deficit of £142.82 m.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company’s assets. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

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The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2023, the Group had cash and cash equivalents of £5.97m. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

Macro-economic environment

The invasion by the Russian Federation military in Ukraine in early 2022 and the recent Israeli/Palestinian conflict in the Middle East has had a destabilising impact on the global economy. Although there has been no immediate impact on the Group, it is not possible to assess the medium- and long-term impact of these conflicts on the Group and the global economy generally.

Environmental matters, community, human rights issues and employees

As at 31 December 2023 the Group had 16 employees, of whom 10 were routinely based at its offices in Cardiff, Accordingly the Company believes it has a relatively modest environmental impact. All materials imported into the Company’s laboratories are assessed for safety purposes and appropriate handling and storage safeguards imposed as necessary. Any small quantities of hazardous materials are removed by licensed waste management contractors. A number of policies and procedures governing expectations of ethical standards and the treatment of employees and other stakeholders are set out in the Company’s Employee Handbook. The Company has also established an anti-slavery policy pursuant to the Modern Slavery Act 2015.

12

The Company strives to be an equal opportunity employer, irrespective of race or gender. At 31 December 2023, the number of male/female employees was 31%/69%, the number of male/female senior managers was 67%/33% and the number of male/female Directors was 80%/20%.

Annual greenhouse gas emissions

We measure our environmental performance by reporting our carbon footprint in terms of tonne CO2 equivalent. We report separately on our indirect emissions from consumption of electricity (Scope 2) and emissions consisting of employee travel in cars on Group business estimated on the basis of miles travelled (Scope 3). The Group have elected to monitor and report its energy efficiency using tonnes of CO2 per employee as an intensity ratio.

Methodology

In calculating the reported energy usage and equivalent greenhouse gas emissions the Group have referred to the HM Government Environment Reporting Guidelines and the GHG Reporting Protocol. A location-based allocation methodology was used to calculate electricity usage.

Tonnes CO2e	2023	2022
Scope 2	18	15
Scope 3	3	3
Total	21	18
Intensity ratio (tonnes of CO2 per employee)	1.0	0.7

The Group’s electricity costs for 2023 were approximately £30,000 (2022: £23,000). The kWh usage in the year was 87,780 (2022: 78,017). The Group has no immediate plans to improve energy efficiency.

13

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2023 £’000		2022 £’000	2021 £’000
Revenue		381		699	578
Other income		14		22	24
Research and development costs		(4,067)		(5,111)	(4,654)
Administrative costs		(4,342)		(4,542)	(2,946)
Loss from operations		(8,014)		(8,932)	(6,998)
Finance income	2	570		497	936
Finance expense	2	(41)		(53)	(44)
Loss before tax		(7,485)		(8,488)	(6,106)
Taxation	3	406		832	646
Loss for the year attributable to the owners of the parent		(7,079)		(7,656)	(5,460)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Total other comprehensive income net of tax		–		–	–
Total comprehensive loss attributable to the owners of the parent		(7,079)		(7,656)	(5,460)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	4	(2	)p	(155) p	(136) p

The notes form an integral part of these consolidated financial statements.

14

Consolidated statementS of financial position

At 31 December

Company number 09216368	Note	2023 £’000	2022 £’000	2021 £’000
Assets
Non-current assets
Property, plant and equipment		571	831	1,152
Intangible assets	5	2,941	6	–
		3,512	837	1,152
Current assets
Trade and other receivables		637	1,006	1,034
Current taxation receivable		422	846	670
Cash and cash equivalents		5,971	2,836	10,057
		7,030	4,688	11,761
Total assets		10,542	5,525	12,913
Liabilities
Non-current liabilities
Borrowings	6	295	463	620
		295	463	620
Current liabilities
Trade and other payables		1,240	1,447	1,092
Borrowings	6	169	161	146
Provisions	7	–	207	50
Derivative financial liability	8	4,160	85	553
		5,569	1,900	1,841
Total liabilities		5,864	2,363	2,461

15

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2023 £’000	2022 £’000	2021 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	9	6,253	1,108	1,098
Share premium		86,732	83,667	83,434
Merger reserve		53,003	53,003	53,003
Warrant reserve		3,457	720	720
Accumulated deficit		(144,767)	(135,336)	(127,803)
Total equity		4,678	3,162	10,452
Total equity and liabilities		10,542	5,525	12,913

16

Consolidated statements of cash flows

For the year ended 31 December

	Note	2023 £’000	2022 £’000	2021 £’000
Cash flows from operating activities
Loss for the year		(7,079)	(7,656)	(5,460)
Adjustments for:
Depreciation of property, plant and equipment		143	174	213
Depreciation of right of use asset		137	166	190
Amortisation of intangible fixed assets	5	3	3	–
Loss/(Profit) on disposal of property, plant and equipment		2	14	(39)
Impairment of loan		79	207	–
Finance income	2	(570)	(497)	(936)
Finance expense	2	41	53	44
Share-based payment charge		28	123	89
Taxation	3	(406)	(832)	(646)
Foreign exchange gains		–	(1)	(3)
Cash flows from operating activities before changes in working capital		(7,622)	(8,246)	(6,548)
Decrease/(Increase) in trade and other receivables		365	7	(487)
(Decrease)/Increase in trade and other payables		(207)	356	(130)
(Decrease)/Increase in provisions	7	(207)	157	–
Cash used in operations		(7,671)	(7,726)	(7,165)
Taxes received		845	678	1,157
Net cash used in operating activities		(6,826)	(7,048)	(6,008)

17

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2023 £’000	2022 £’000	2021 £’000
Investing activities
Purchases of property, plant and equipment		(26)	(62)	(320)
Proceeds from disposal of fixed assets		4	20	42
Purchase intangible asset	5	(237)	–	–
Loan granted		(79)	(207)	–
Interest received		73	29	–
Net cash (used in)/generated from investing activities		(265)	(220)	(278)
Financing activities
Interest paid		(13)	(18)	(15)
Amounts paid on lease liabilities		(188)	(178)	(112)
Repayment from Government loan		–	–	(103)
Share issues including warrants, net of costs		10,427	243	9,035
Net cash generated from financing activities		10,226	47	8,805
Net increase/(decrease) in cash and cash equivalents		3,135	(7,221)	2,519
Cash and cash equivalents at beginning of year		2,836	10,057	7,546
Exchange (losses)/gains on cash and cash equivalents		–	–	(8)
Cash and cash equivalents at end of year		5,971	2,836	10,057

18

Consolidated statements of changes in equity

For the year ended 31 December

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2023		1,108	83,667	53,003	720	(135,336)	3,162
Loss for the year		–	–	–	–	(7,079)	(7,079)
Total comprehensive loss		–	–	–	–	(7,079)	(7,079)
Transactions with owners
Shares issued on 15 February 2023	9	1,956	3,013	–	–	–	4,969
Costs associated with share issue on 15 February 2023	9	–	(903)	–	–	–	(903)
Shares issued on 26 May 2023	9	2,380		–		(355)	2,025
Costs associated with share issue on 26 May 2023	9	–	–	–		(527)	(527)
Shares issued on 21 December 2023	9	485	–	–	1,315	(1,273)	527
Costs associated with share issue on 21 December 2023	9	–	–	–	–	(441)	(441)
Issue of shares to purchase intangible asset	5	324	955	–	1,422	–	2,701
Share-based payment charge		–	–	–	–	244	244
Total contribution by and distributions to owners		5,145	3,065	–	2,737	(2,352)	8,595
At 31 December 2023		6,253	86,732	53,003	3,457	(144,767)	4,678

19

Consolidated statements of changes in equity(cONTINUED)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2022		1,098	83,434	53,003	720	(127,803)	10,452
Loss for the year		–	–	–	–	(7,656)	(7,656)
Total comprehensive loss		–	–	–	–	(7,656)	(7,656)
Transactions with owners
Exercise of warrants on 22 March 2022	14,21	–	–	–	–	–	–
Shares issued on 19 December 2022	14,21	10	311	–	–	–	321
Costs associated with share issue on 19 December 2022	14,21	–	(78)	–	–	–	(78)
Share-based payment charge		–	–	–	–	123	123
Total contribution by and distributions to owners		10	233	–	–	123	366
At 31 December 2022		1,108	83,667	53,003	720	(135,336)	3,162

20

Notes forming part of the financial statements

For the year ended 31 December 2023

1.	Basis of preparation

The consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006, and they are prepared in accordance with international financial reporting standards. The consolidated financial statements have been prepared on a historical cost basis except that the following assets and liabilities are stated at their fair value: certain financial assets and financial liabilities measured at fair value, and liabilities for cash-settled share-based payments.

The financial information contained in this final announcement does not constitute statutory financial statements as defined in Section 435 of the Companies Act 2006. The financial information has been extracted from the financial statements for the year ended 31 December 2023 which have been approved by the Board of Directors, and the comparative figures for the year ended 31 December 2022 and 31 December 2021 are based on the financial statements for that year.

The financial statements for 2022 and 2021 have been delivered to the Registrar of Companies and the 2023 financial statements will be delivered after the Annual General Meeting.

The auditor’s report for the Company’s 2023 Annual Report and Accounts was unqualified but did draw attention to the material uncertainty relating to going concern. The auditor’s report did not contain statements under s498(2) or (3) of the Companies Act 2006.

Whilst the financial information included in this results announcement has been prepared in accordance with International Financial Reporting Standards (IFRSs) this announcement does not itself contain sufficient information to comply with IFRSs. The information in this results announcement was approved by the board on • April 2024.

Going concern – material uncertainty

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2023, the Group incurred a consolidated loss for the year of £7.08m and negative cash flows from operating activities of £6.83m. As of 31 December 2023, the Group had an accumulated deficit of £142.82m.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company’s assets. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2023, the Group had cash and cash equivalents of £5.97m. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

21

In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

2 Finance income and expense

	2023 £’000	2022 £’000	2021 £’000
Finance income
Interest received on bank deposits	73	29	–
Other interest receivable	10	–	–
Gain on equity settled derivative financial liability	487	468	936
Total finance income	570	497	936

	2023 £’000	2022 £’000	2021 £’000
Finance expense
Interest expense on lease liabilities	28	43	36
Other loans	13	10	8
Total finance expense	41	53	44

The gain on the equity settled derivative financial liability in 2023, 2022 and 2021 arose as a result of the movement in share price.

22

3 Taxation

	2023 £’000	2022 £’000	2021 £’000
Current tax credit
Current tax credited to the income statement	407	825	646
Adjustment in respect of prior year	(1)	7	–
	406	832	646
Deferred tax credit
Reversal of temporary differences	–	–	–
Total tax credit	406	832	646

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2023 £’000	2022 £’000	2021 £’000
Loss before tax	(7,485)	(8,488)	(6,106)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 23.52% (2021: 19%; 2020: 19%)	(1,764)	(1,613)	(1,160)
Expenses not deductible for tax purposes	408	392	75
Income not taxable	(5)	(4)	(2)
Adjustment in respect of prior period	1	(7)	–
Effect of R&D relief	26	(357)	(280)
Deferred tax not recognised	928	757	721
Total tax credited to the income statement	(406)	(832)	(646)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

23

4 Loss per share

	2023 £’000		2022 £’000	2021 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(7,079)		(7,656)	(5,460)
Denominator
Weighted average number of ordinary shares used in basic EPS:	315,849,600		4,941,793	4,027,345
Basic and diluted loss per share:
Continuing operations – pence	(2	)p	(155) p	(136) p

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The denominator has been calculated to reflect the share consolidation in the current and prior periods.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 ‘B’ Deferred Shares of £0.001 each. The ‘B’ Deferred Shares have limited rights and are effectively valueless. The share sub-division and redesignation did not impact the calculation of the denominator as the number of Issued Ordinary Shares did not change.

During the year the Company issued warrants that were accounted through the Warrant Reserve as detailed in note 9.

The Company has considered the guidance set out in IAS 33 in calculating the denominator in connection with the issuance of Pre-Funded, Series A, Series B and Series C warrants as disclosed in note 9. Management have recognised the warrants from the date of grant rather than the date of issue of the corresponding Ordinary Shares when calculating the denominator.

The Group has made a loss in the current and previous periods presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis as basic earning per share.

24

5 Intangible assets

	In-process research and development £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2021	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669
Transfer from property, plant and equipment	–	–	122	122
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	110	15,779
Acquisition	2,938	–	–	2,938
At 31 December 2023	16,316	2,291	110	18,717

	In-process research and development £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortisation and impairment
At 1 January 2021	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669
Amortisation charge for the year	–	–	3	3
Transfer from property, plant and equipment	–	–	113	113
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	104	15,773
Amortisation charge for the year	–	–	3	3
Disposal	–	–	–	–
At 31 December 2023	13,378	2,291	107	15,776
Net book value
At 31 December 2023	2,938	–	3	2,941
At 31 December 2022	–	–	6	6
At 31 December 2021	–	–	–	–

The individual intangible asset which is material to the financial statements is as follows:

25

	Carrying amount			Remaining amortisation period
	2023 £’000	2022 £’000	2021 £’000	2023 (years)	2022 (years)	2021 (years)
MTX228 tolimidone acquired IPRD*	2,938	–	–	n/a	n/a	n/a

*asset is not yet in use and has not started amortising

On 21 December 2023 the Company executed an Assignment and Exchange Agreement with Adhera for assignment of Adhera’s rights and a new licence for tolimidone (MTX228) with Melior for total consideration of $11.12million. The initial consideration was settled as follows:

	$’000	£’000
Cash paid to Adhera	300	237
100,356 ADSs, valued at the Offer price issued to Adhera Loan Noteholders	201	159
899,642 Pre-funded warrants at the Offering price issued to Adhera Loan Noteholders	1,799	1,422
708,856 ADSs at the Offer price issued to Melior	1,418	1,120
Recognised as intangible asset purchase	3,718	2,938

In addition, conditional upon Adhera Loan Noteholders subscribing for not less than $4 million in the Registered Offering the company paid a further $0.4million in cash and as an adjustment to equity of $3.0million satisfied by the issue of 124,591 ADSs and 1,375,408 pre-funded warrants and not as consideration for the acquisition of the intangible asset. These have been accounted for within the December 2023 Registered Offering

The Assignment and Exchange Agreement also provides for deferred consideration totalling $4.0 million payable upon in part upon the completion of a positive Phase II clinical study of Tolimidone in Type-1 diabetes and in part upon the first commercial sale of tolimidone. In addition, the Company is obligated to pay single digit tiered royalties on net sales of tolimidone to Melior.

The ADSs issued under the transaction are subject to restrictions on their resale.

The Group reviews the carrying amounts of its intangible assets to determine whether there are any indications that those assets have suffered an impairment loss. If any such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Impairment indications include events causing significant changes in any of the underlying assumptions used in the income approach utilised in valuing in process R&D. The key assumptions are : estimation of future cash flows which is dependent on the probability of success, the discount factor, the timing of future revenue flows, market penetration and peak sales assumptions, and expenditure required to complete development, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

26

6 Borrowings

	2023 £’000	2022 £’000	2021 £’000
Current
Lease liabilities	169	161	146
Total	169	161	146
Non-current
Lease liabilities	295	463	620
Total	295	463	620

Book values approximate to fair value at 31 December 2023, 2022 and 2021.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

During 2021 a euro denominated government and research loan of £103k was repaid. This amount translated at year end rate was £107k. The loan was repaid in February 2021 prior to the liquidation of MPE.

7 Provisions

	2023 £’000	2022 £’000	2021 £’000
Opening provision at 1 January	207	50	50
Utilisation of provision	(207)	(43)	–
Provision recognised in the year	–	200	–
At 31 December	–	207	50
Less: non-current portion	–	–	–
Current portion	–	207	50

The provision as at 31 December 2021 represents management’s best estimate of the ‘making good’ clause on the Cardiff office which was vacated during the fourth quarter of 2021. This liability was settled during 2022.

Bioasis Loans

On 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis’ working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023.

Management considered recovery of the debt to be uncertain and in 2022 recognised an impairment provision of £207,000 against the advance made in December 2022, and a provision of £207,000 against future credit losses resulting from the Promissory Note.

On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with a notice of an event of default. On 20 June 2023 Bioasis announced the suspension of operations.

In 2023 the provision was utilised against the advance made to Bioasis in January 2023.

27

8 Derivative financial liability – current

	2023 £’000	2022 £’000	2021 £’000
Equity settled derivative financial liability
At 1 January	85	553	1,559
Warrants issued	4,562	–	–
Transfer to share premium on exercise of warrants	–	–	(70)
Gain recognised in finance (income)/expense within the consolidated statement of comprehensive income	(487)	(468)	(936)
At 31 December	4,160	85	553

Equity settled derivative financial liability is a liability that is not to be settled for cash.

No warrants recognised as equity settled derivatives were exercised in 2023, 2022 or 2021.

The Company issues warrants in the ADSs of the Company as part of registered direct offerings and private placements in the US. The number of ADSs to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Black-Scholes model in 2023, in previous periods the Monte Carlo model was used. The change in methodology is as result of the Company de-listing from AIM in 2023 and no longer needing to consider foreign exchange movements in fair value calculation. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. A key input in the valuation of the instrument is the Company share price.

Details of the warrants are as follows:

December 2023 warrants

In December 2023 the Company issued 3,000,063 Series E ADS Warrants and 3,000,063 Series F ADS Warrants as part of the Registered Offering in the US. The exercise price per ADS is $2.20.

May 2023 warrants

In June 2023 the Company issued 276,689 Series D ADS Warrants as part of a registered direct offering and private placement in the US after securing shareholder approval. The exercise price per ADS was $16.00.

May 2020 warrants

In May 2020 the Company issued 838 ADS warrants as part of a registered direct offering in the US.

October 2019 warrants

In October 2019 the Company issued 392 ADS warrants as part of a registered direct offering in the US.

28

May 2020 and October 2019 warrant re-price

On 13 December 2022 the Company entered into a Securities Purchase Agreement with Armistice Capital Master Fund Ltd (‘Armistice’) to re-price previously issued ADS warrants issued to Armistice to $320 per ADS. The impact of the re-pricing is shown in the table below: The warrant exercise price per ADS for the remaining warrants remains unchanged as follows: October 2019 warrants at $10,000 per ADS; May 2020 warrants at $3,280 and $3,300 per ADS.

	ADS Warrants Number*	Original price per ADS*	New price per ADS	Equivalent Ordinary Shares (400 ordinary shares per ADS) Number
October 2019 warrants	375	$10,000	$320	150,000
May 2020 warrants	406	$3,280	$320	162,400

*Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADS’s to ordinary shares that occurred on 2 March 2020 and 24 March 2023 and the ratio change of ADS’s to ordinary shares on 26 September 2022 and 5 July 2023.

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the outstanding options is $1,903.40.

The following table details the outstanding warrants over ADSs and ordinary shares as at 31 December and also the movement in the year:

	At 1 January 2021	Lapsed	Exercised	At 31 December 2021	Lapsed	At 31 December 2022	Lapsed	Granted	At 31 December 2023
ADSs
December 2023 grant	–	–	–	–	–	–		6,000,126	6,000,126
May 2023 grant	–	–	–	–	–	–		276,689	276,689
May 2020 grant	876	–	(38)	838	–	838	–	–	838
October 19 grant	392	–	–	392	–	392	–	–	392
Ordinary Shares
DARA Warrants	231	(27)	–	204	(204)	–	–	–	–
DARA Options	138	–	–	138		138	(10)	–	128

*Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADS’s to ordinary shares that occurred on 2 March 2020 and 24 March 2023 and the ratio change of ADS’s to ordinary shares on 26 September 2022 and 5 July 2023.

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9 Share capital

Authorised, allotted and fully paid – classified as equity	2023 Number	2023 £	2022 Number	2022 £	2021 Number	2021 £
At 31 December
Ordinary shares of £0.001 each	1,189,577,722	1,189,578	5,417,137	108,343	4,923,420	98,468
‘A’ Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
‘B’ Deferred shares of £0.001 each	4,063,321,418	4,063,321	–	–	–	–
Total		6,252,900		1,108,344		1,098,469

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company’s Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing five Ordinary Shares.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 ‘B’ Deferred Shares of £0.001 each. The ‘B’ Deferred Shares have limited rights and are effectively valueless. The previously issued Deferred Shares were redesignated ‘A’ Deferred Shares.

On 5 July 2023 the Company effected a ratio change in the number of Ordinary Shares represented by ADSs from five Ordinary Shares per ADS to 400 Ordinary Shares per ADS.

On 26 May 2023 the Company entered into Private Placement and on 21 December 2023 the Company entered into a Registered Offering. As no share premium was recognised in relation to these transactions the transaction costs have been charged to retained earnings.

During the year the Company issued the following warrants over ADSs, and these were recognised in the warrant reserve until exercise:

	Pre-Funded Warrants	Series A Warrants	Series B Warrants	Series C Warrants
Exercise price	£0.0001	$214.40	$214.40	$16.00
As at 1 January 2023	–	–	–	–
Issued:
Private Placement February 2023	155,461	32,327	48,491	–
Registered Direct Offering May 2023	–	–	–	415,043
Registered Offering December 2023	1,911,176	–	–	–
Adhera Assignment and Exchange Agreement	899,642	–	–	–
Exercised	(155,461)	(32,327)	(48,491)	(415,043)
As at 31 December 2023	2,810,818	–	–	–

The Series A, Series B and Series C warrants are exercisable on an ‘alternative cashless basis’ effectively allowing the holders to exercise for nil consideration.

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Numbers of shares and share options/ warrants and related exercise/issue prices are after the impact of the 24 March 2023 share consolidation, ADS ratio changes on 24 March 2023 and 5 July 2023.

In accordance with the Articles of Association for the Company adopted on 14 June 2023, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.001 each. Ordinary and deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Biodexa Pharmaceuticals plc

Shares classified as equity

The holders of ordinary shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and,

(b) to receive such dividend as is declared by the Board on each share held.

The holders of both classes of deferred shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the deferred shares to sell them for a price not exceeding 1p for all the deferred shares.

		Ordinary Shares Number	‘A’ Deferred Shares Number	‘B’ Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2021		3,153,694	1,000,001
19 February 2021	Exercise of warrants	15,340			5.960	91
6 July 2021	Placing	1,754,386			5.700	10,000
At 31 December 2021		4,923,420	1,000,001
22 March 2022	Exercise of Warrants	1			200.000	-
3 May 2022	Share issue to SIPP trustee	1,250			0.001	-
19 December 2022	Registered District Offering	492,466			0.666	321
At 31 December 2022		5,417,137	1,000,001
15 February 2023	Private Placements*	98,387,275			0.0505	4,967
26 May 2023	Registered Direct Offering*	276,697,310			0.0097	2,690
14 June 2023	Share sub-division and re-designation			4,063,321,418	n/a	n/a
21 December 2023	Shares issued to purchase Intangible asset (see note 5)	323,684,800			0.0040	1,279
21 December 2023	Registered Offering	485,391,200			0.0040	1,918
At 31 December 2023		1,189,577,722	1,000,001	4,063,321,418

*Number of shares issued includes exercise of pre-funded warrants and Series A, Series B and Series C warrants that were exercisable on an ‘alternative cashless basis’.

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10 Contingent liabilities

The Company entered into an Arrangement Agreement with Bioasis on 13 December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately C$7.4 million (c£4.4 million). The agreement was subject to shareholder approval. On 23 January 2023 at the General Meeting to approve the Arrangement Agreement none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. Under the agreement the Company agreed to reimburse Bioasis US$225,000 expenses relating to the transaction should the Company’s shareholders not approve the transaction. On 3 March 2023 the Company advised Bioasis that it would offset this liability against the sums it advanced as disclosed in note 13.

As at 31 December 2023 and 31 December 2022 the Company had a contingent liability of $225,000 in relation to this potential liability.

11 Post Balance Sheet Events

On 22 January 2024 membership of the Board Committees were changed to the following:

	Audit Committee	Remuneration Committee	Nominations Committee
Stephen Parker	X		X*
Sijmen de Vries		X*	X
Ann Merchant	X	X
Simon Turton	X*	X	X
*Chair of Committee

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